SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For August 12, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on August 12, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld

H. van Barneveld General Manager Group Finance & Control

By:	/s/ W.A. Brouwer

W.A. Brouwer Assistant General Counsel

Dated: August 12, 2009

CORPORATE COMMUNICATIONS

PRESS RELEASE	12 August 2009
ING posts 2Q underlying net profit of EUR 229 million
•	2Q09 underlying net profit of EUR 229 million shows improvement from underlying net loss of EUR -305 million in 1Q09
-	Bank interest result up 19.4% versus 2Q08 and 4.7% versus 1Q09 on improvements in savings and lending margins

-	Group operating expenses down 5.5% from the second quarter of 2008 and 2.4% from the first quarter of 2009

-	Results dampened by market impacts including EUR -584 million of real estate revaluations

-	EUR -763 million of pre-tax hedge results offset by positive equity-related DAC unlocking and unrealised gains through equity

-	Net addition to loan loss provisions of EUR 852 million at ING Bank, equivalent to 118 bps of average credit-risk weighted assets

-	Divestments and special items totalled EUR -159 million, bringing the quarterly net result to EUR 71 million or EUR 0.03 EPS
•	De-leveraging, de-risking and cost-containment measures progressing on track or ahead of targets
-	Cumulative reduction in Bank balance sheet of EUR 164 billion, or 15%, since 3Q08 exceeds target for 10% reduction

-	53% of targeted EUR 1 billion cost savings achieved in first half of 2009; cost savings expected to reach EUR 1.3 billion for full year

-	Total FTE reduction of 8,219 realised by end of 2Q09, ahead of 7,000 planned reductions for full-year 2009

-	Risk-reduction efforts help offset credit rating migration, limiting the increase in risk-weighted assets to 1.7%
•	All key capital and leverage ratios robust during the quarter; shareholders’ equity increases by EUR 2.9 billion
-	All key capital and leverage ratios remained strong during the quarter; Bank Tier 1 ratio of 9.4% and core Tier 1 ratio of 7.3%

-	Shareholders’ equity increased by EUR 2.9 billion driven by tightening credit spreads and the uptick in equity markets

-	Bank asset leverage ratio of 28.9x at the end of 2Q09, down from 30.1x at the end of 1Q09

-	ING has decided not to pay an interim dividend on common shares over 2009
Chairman’s Statement
“ING posted solid commercial performance in the quarter, as a more favourable interest rate environment and improved margins on savings and lending led to a 19.4% increase in interest income at the banking operations. In Insurance, the recovery of equity markets in the second quarter helped boost fees on assets under management. However, sales of investment-linked products remained subdued as customers awaited a sustained market rally or opted for traditional life products,” said Jan Hommen, CEO of ING.
“Benefits of Back to Basics and improvements in equity and credit markets helped the Group return to profit with an underlying net result of EUR 229 million. However, market impacts and the weaker economic environment continue to strain ING’s results. The uptick in equity markets led to a reversal of some of the DAC unlocking seen in the first quarter, but was more than offset by negative results on hedges to preserve regulatory capital. As the real economy was impacted, credit quality worsened, leading to a rise in risk costs, while lower property prices in many markets triggered negative revaluations on real estate, which are immediately reflected in the P&L.”
“While we begin to see signs of recovery in financial markets, economic conditions are expected to remain challenging for some time. Against this backdrop our Back to Basics programme is our top priority and progress is ahead of plans. Our employees have managed these aggressive cost cuts with professionalism and a continued commitment to our customers. Of our target to reduce operating expenses by EUR 1 billion this year, EUR 525 million was already achieved in the first half and we now expect cost savings to reach EUR 1.3 billion driven by further reductions in infrastructure costs. Headcount has been reduced by 8,219 FTEs year-to-date, well ahead of the original plan to reduce 7,000 FTEs this year. Deleveraging of the balance sheet is also ahead of plan: the bank has achieved a total balance sheet reduction of EUR 164 billion, exceeding the EUR 110 billion target.”
“We have made strides to reduce risk, stabilise the capital base and simplify our organisation in the first half. The merger of ING’s Dutch retail banking operations is well on track and a programme to integrate ING’s Dutch insurance operations has been announced with positive earnings contribution in 2010. In line with our Back to Basics strategy, we have also agreed to sell several non-core or sub-scale businesses in our efforts to streamline the Group and sharpen our strategic focus. We are currently reviewing additional strategic options to facilitate our continued transformation and realise our ambition to repay the Dutch State. The process will also support ING’s efforts to meet the restructuring requirements set out by the European Commission for financial institutions that received state aid in the context of the financial crisis. In the meantime, we continue to focus on providing first-rate service to our customers and providing them with simpler and more transparent products.”

Investor Relations	Media Relations	Webcast	Contents
T: +31 20 541 5460	T: +31 20 541 5433	Available at www.ing.com	ING Group Key Figures	2
			Banking Key Figures	4
Analyst Conference Call	Press Conference		Insurance Key Figures	7
09:00 CET	11:30 CET, ING House,		Balance Sheet	10
	Amsterdam		Capital Management	10
Listen only via			Risk Management	11
NL: +31 45 631 6900			Appendices	13
UK: +44 207 154 2666
US: +1 480 248 5085

ING GROUP
ING Group: Key Figures

In EUR million	2Q2009	2Q2008	Change	1Q2009	Change	1H2009	1H2008	Change

Underlying[1] result before tax
Retail Banking	426	558	-23.7%	139	206.5%	565	1,196	-52.8%
ING Direct	-175	179	-197.8%	44	-497.7%	-131	334	-139.2%
Commercial Banking	-148	365	-140.5%	506	-129.2%	358	935	-61.7%
of which Commercial Banking excluding ING Real Estate	432	509	-15.1%	696	-37.9%	1,127	971	16.1%
of which ING Real Estate	-580	-143		-190		-770	-36
Corporate line Banking	-307	-2		9		-297	41

Underlying result before tax from Banking	-204	1,101	-118.5%	698	-129.2%	494	2,506	-80.3%

Insurance Europe	134	397	-66.2%	-75		58	736	-92.1%
Insurance Americas	256	260	-1.5%	-510		-254	471	-153.9%
Insurance Asia/Pacific	201	124	62.1%	-149		51	306	-83.3%
Corporate line Insurance	-312	262	-219.1%	-245		-556	219	-353.9%

Underlying result before tax from Insurance	278	1,042	-73.3%	-979		-701	1,732	-140.5%

Underlying result before tax	74	2,144	-96.5%	-281		-207	4,238	-104.9%

Taxation	-71	302	-123.5%	44	-261.4%	-28	811	-103.5%
Minority interests	-83	-45		-21		-103	-25

Underlying net result	229	1,887	-87.9%	-305		-75	3,452	-102.2%

Net gains/losses on divestments	8	2		-56		-48	47
Net result from divested units	-6	60		5		-1	83
Special items after tax	-161	-28		-438		-598	-122

Net result	71	1,920	-96.3%	-793		-722	3,460	-120.9%

Result per share (in EUR)	0.03	0.94	-96.8%	-0.39		-0.36	1.68	-121.4%

KEY FIGURES
Return on equity (YTD)	-5.2%	19.0%		-11.5%		-5.2%	19.0%
Underlying cost/income ratio Bank	78.1%	64.6%		61.5%		68.8%	63.1%
Underlying cost/income ratio Bank excl. ING Real Estate	64.9%	61.4%		58.5%		61.5%	61.7%
Client balances (end of period, EUR billion)	1,479	1,479		1,467	0.8%	1,479	1,479
Number of staff (FTEs end of period, adjusted for divestments)	111,201	115,439	-3.7%	114,035	-2.5%	111,201	115,439	-3.7%

[1]	Underlying result before tax and underlying net result are non-GAAP measures for result excluding divestments and special items

Note:	small differences are possible in the tables due to rounding
Improvement in results supported by signs of recovery in financial markets and Back to Basics programme
ING Group Highlights
Global financial markets showed signs of recovery during the second quarter, leading to some improvement in operating conditions. Nonetheless, market impacts and uncertainty in the economic climate continued to weigh on results. Within this context, ING posted an underlying net profit of EUR 229 million in the second quarter, compared to an underlying net loss of
EUR -305 million in the first quarter of 2009.
Improvements in the interest rate environment, reductions in client savings rates, and re-pricing in the Commercial Banking loan book fuelled a 19.4% increase in the interest result of the banking operations. Still, demand for credit was relatively low given the current economic climate. In Insurance, the global equity market rallies lifted unit-linked balances, but consumers remained risk-averse and appetite for investment-oriented products was dampened.
Property prices declined further in many markets around the world, leading to negative revaluations on real estate of
EUR -584 million and impairments on development projects and other real estate investments of EUR -110 million. The ongoing weakness in the US housing market, coupled with rising unemployment, triggered EUR -323 million of impairments related to the retained Alt-A RMBS portfolio.
Deteriorating credit conditions led to an increase in risk costs. ING Bank added EUR 852 million to loan loss provisions, or 118 basis points of average credit-risk weighted assets. Risk costs rose in Commercial Banking and at ING Direct, but declined in Retail Banking compared with the first quarter of 2009. Risk costs at ING Bank in the first quarter of 2009 were EUR 772 million, or 108 basis points of average credit-risk weighted assets.

The upward trend in US equity markets resulted in positive DAC unlocking of EUR 176 million. However, this was more than offset by EUR -346 million of fair value changes on hedges in place to protect the Insurance US regulatory capital position. Negative fair value changes on hedges related to direct equity exposure in the Netherlands were EUR -417 million.
ING made significant progress with its Back to Basics programme throughout the quarter. Cost-containment programmes and headcount reductions progressed ahead of schedule, while de-leveraging and de-risking measures were actively enforced. The benefits realised from pursuing these strategic initiatives helped to support the Group’s results in the challenging operating environment.
Group operating expenses declined 5.5% from the second quarter of 2008 and were down 2.4% compared with the first quarter of 2009. During the first half of 2009, ING realised 53% of its targeted EUR 1 billion of cost savings for the year. The Group now expects to exceed its original target by EUR 0.3 billion, leading to total cost savings of EUR 1.3 billion for 2009. Total headcount reductions stood at 8,219 by the end of the second quarter, ahead of the full-year target of 7,000 FTEs.
By the end of June, ING Bank had reduced its balance sheet by EUR 164 billion, or 15%, from 30 September 2008, exceeding its 2009 year-end target for a EUR 110 billion, or 10% reduction. The balance sheet reduction had limited implications for earnings as it was mainly due to the netting of current accounts and a decline in the non-lending portion of the balance sheet.
De-risking actions were also undertaken. Equity hedges used to protect listed equity exposure and regulatory capital were maintained, and stood at EUR 8.9 billion at the end of June. Insurance created plans for a de-risked US variable annuity product and prepared for the 31 July withdrawal from the Japanese SPVA market. The existing loan portfolio was carefully monitored using early warning systems, and the recovery process was optimised.
Banking posted an underlying loss before tax of EUR -204 million as robust interest results were more than offset by higher risk costs and negative revaluations on real estate. Results were further reduced by impairments on US mortgage-backed securities and fair value changes on part of the Bank’s own Tier 2 debt.
The underlying result before tax for Insurance was EUR 278 million. Results were supported by favourable claims experience in the US, effective cost-containment initiatives and lower sales-related expenses. Consumer appetite for investment-oriented products was weak, most notably in the US and Asia/ Pacific, resulting in lower sales. The decline in sales also reflects management actions taken to re-price investment products in the US and ING’s withdrawal from the Japanese SPVA market. Given the uptick in equity indices during the quarter, Insurance results were adversely impacted by negative fair value changes on the EUR 8.9 billion notional of equity hedges in place to protect regulatory capital and hedge direct equity exposure.
ING Group’s second-quarter underlying result before tax was EUR 74 million. Taxation was EUR -71 million, due to the combination of higher positive results that are taxed at relatively low tax rates and negative results that are deductible at relatively high tax rates. Minority interests were EUR -83 million, which includes the third-party share in net results of the Summit real estate portfolio in Canada.
The quarterly net result was EUR 71 million, including the EUR -161 million impact of special items and the EUR 2 million net result from divested units. Special items consisted of a EUR -41 million charge related to the Retail Netherlands strategy, a EUR -96 million restructuring provision related to the Group’s expense-reduction programme, a EUR -21 million restructuring provision for the SPVA run-off in Japan, and a EUR -3 million charge related to the cancelled launch of ING Direct Japan.
The net result per share was EUR 0.03. Total shares outstanding in the market were 2,027 million at the end of June 2009, compared with 2,021 million at the end of March 2009. The average number of shares used to calculate earnings per share over the second quarter of 2009 is 2,024 million.
The European Commission has temporarily approved ING’s Core Tier 1 securities and the Illiquid Assets Back-up Facility with the Dutch State. Final approval requires ING to submit a restructuring plan in accordance with guidelines published by the Commission on 22 July 2009 for financial institutions that received aid in the context of the financial crisis. The state aid process is formally one between the Dutch Ministry of Finance and the Commission, and ING is working constructively with both parties to come to a resolution in the interest of all stakeholders. In-depth discussions will soon commence, the outcome of which can not be predicted, but could lead to significant changes for ING Group going forward.

BANKING
Banking: Key Figures

In EUR million	2Q2009	2Q2008	Change	1Q2009	Change	1H2009	1H2008	Change

Total underlying income	2,961	3,765	-21.4%	3,821	-22.5%	6,782	7,684	-11.7%
Operating expenses	2,312	2,430	-4.9%	2,352	-1.7%	4,663	4,847	-3.8%
Gross result	649	1,334	-51.3%	1,470	-55.9%	2,119	2,837	-25.3%
Addition to loan loss provision	852	234	264.1%	772	10.4%	1,625	331	390.9%

Underlying result before tax	-204	1,101	-118.5%	698	-129.2%	494	2,506	-80.3%

Interest margin	1.31%	1.05%		1.17%		1.24%	1.03%
Underlying cost/income ratio	78.1%	64.6%		61.5%		68.8%	63.1%
Underlying cost/income ratio excl. ING Real Estate	64.9%	61.4%		58.5%		61.5%	61.7%
Risk costs in bp of average CRWA	118	36		108		113	26
Risk-weighted assets (end of period)	345,068	322,582	7.0%	339,357	1.7%	345,068	322,582	7.0%
Underlying RAROC before tax	3.7%	20.2%		19.3%		11.5%	22.6%
Underlying RAROC after tax	3.0%	15.7%		13.7%		8.3%	16.7%
Economic Capital (average over period)	22,647	18,818	20.3%	22,413	1.0%	22,530	18,492	21.8%
Staff (FTEs end of period)	72,137	73,393	-1.7%	73,695	-2.1%	72,137	73,393	-1.7%

Robust interest results more than offset by market impacts and higher risk costs
Market conditions remained challenging in the second quarter, leading to lower levels of commercial activity compared with the first quarter of 2009. Nevertheless, the interest margin rose thanks to improvements in the interest rate environment, lower client rates on savings, and re-pricing in the Commercial Banking loan book.
Banking’s underlying result before tax was EUR -204 million as strong interest results could not compensate for negative market impacts including revaluations on real estate, impairments on US mortgage-backed securities, fair value changes on part of ING’s own Tier 2 debt and higher risk costs. Excluding these impacts, underlying result before tax was EUR 1,838 million compared with EUR 1,443 million in the second quarter of 2008.
Total underlying income fell 21.4% from the second quarter of 2008 and 22.5% compared with the first quarter of 2009. This decline was primarily due to the negative impact of market-related items.
The interest result rose 19.4%, reflecting the favourable yield curve developments and increased margins in Commercial Banking and ING Direct. The interest result of Retail Banking was only slightly higher, primarily due to intense competition in markets such as the Netherlands. Banking’s total interest margin rose to 1.31%, up 26 basis points from the second quarter of 2008 and 14 basis points from the first quarter of 2009, supported by the de-leveraging of the balance sheet.
Commission income declined 11.7% from the second quarter last year, mainly due to lower asset management fees in Retail Banking and ING Real Estate. However, commissions rose 9.2% compared with the first quarter of 2009 thanks to higher fees in the securities business and the impact of several large deals in General Lending.
Investment income was EUR -602 million in the quarter. This included EUR -383 million of impairments, primarily on debt securities, and EUR -290 million of negative fair value changes on direct real estate investments.
Other income was EUR -284 million, caused primarily by lower valuation results on non-trading derivatives, higher losses from associates (mainly at ING Real Estate due to the downward valuation of listed funds), and the EUR -168 million negative impact of fair value changes on part of the Bank’s own Tier 2 debt. These negative impacts were mitigated by an increase in net trading income.
Operating expenses declined 4.9% from the second quarter of 2008 and 1.7% from the first quarter of 2009. The positive impact of cost-containment initiatives was partly offset by EUR 54 million of impairments on real estate development projects and a EUR 63 million increase in deposit insurance premiums, which includes a one-time special FDIC assessment of EUR 29 million. Excluding those items, expenses were 9.7% lower than the second quarter last year and 5.0% lower than the first quarter of 2009. At the end of June, headcount was reduced by 3,085 FTEs, exceeding the total announced reduction of 2,800 positions for 2009.
ING Bank added EUR 852 million to loan loss provisions due to the continued deterioration in credit conditions. Gross additions were EUR 1,042 million, while releases were EUR 190 million. The EUR 80 million increase in risk costs compared with the previous quarter was largely driven by Structured Finance and General Lending, while risk costs at Retail Banking were lower.

Banking: Business Lines

	Retail Banking			ING Direct			Commercial Banking
In EUR million	2Q2009	2Q2008	Change	2Q2009	2Q2008	Change	2Q2009	2Q2008	Change

Total underlying income	1,815	1,939	-6.4%	425	650	-34.6%	991	1,178	-15.9%
Operating expenses	1,184	1,314	-9.9%	431	421	2.4%	661	695	-4.9%
Gross result	631	625	1.0%	-5	228	-102.2%	330	483	-31.7%
Addition to loan loss provision	205	66	210.6%	170	50	240.0%	478	117	308.5%

Underlying result before tax	426	558	-23.7%	-175	179	-197.8%	-148	365	-140.5%

of which Commercial Banking excluding ING Real Estate							432	509	-15.1%
of which ING Real Estate							-580	-143

Interest margin				1.14%	0.93%
Underlying cost/income ratio	65.2%	67.8%		101.2%	64.8%		66.7%	59.0%
Underlying cost/income ratio excl. ING Real Estate							37.0%	48.7%
Risk costs in bp of average CRWA	100	36		117	47		131	32
Risk-weighted assets (end of period)	98,577	91,261	8.0%	70,385	50,293	39.9%	172,325	178,951	-3.7%
Underlying RAROC before tax	28.9%	32.8%		-4.7%	25.4%		6.3%	14.0%
Underlying RAROC after tax	21.6%	26.4%		-0.4%	16.0%		3.9%	9.9%
Economic Capital (average over period)	6,527	6,083	7.3%	3,957	3,222	22.8%	9,728	9,020	7.8%
Staff (FTEs end of period)	48,017	48,883	-1.8%	9,521	9,094	4.7%	14,600	15,416	-5.3%

Retail Banking
The market for savings and deposits continued to be highly competitive, particularly in the Netherlands and Poland. This margin pressure on savings and deposits was somewhat alleviated by an increase in lending margins. Commissions declined due to lower asset management fees. Risk costs were higher due to the weak credit environment compared with a year ago, but were lower versus the previous quarter.
Retail Banking’s underlying result before tax was 23.7% lower than in the second quarter of last year, but more than triple the result of the first quarter of 2009. The strong improvement over the previous quarter was primarily driven by effective cost-containment initiatives, lower risk costs and higher income in Belgium and Central Europe.
Income was 6.4% lower than the same quarter last year, driven by lower commission and other income. The interest result rose 3.2% mainly due to improved margins and volumes in Belgium. Compared with the first quarter of 2009, income rose 4.7%.
Commissions fell 18.6% versus the same quarter last year as a result of lower fees on asset management products. Other income fell 60.5%, partly due to lower positive fair value changes on derivatives not eligible for hedge accounting at ING Bank Turkey, and lower income from financial market products in the mid-corporate segment.
Operating expenses declined 9.9% from the second quarter of 2008, mainly reflecting cost-containment initiatives and favourable currency effects. Expenses were 6.0% lower than the first quarter of 2009. By the end of June, Retail Banking had reduced FTEs by 1,446, which includes a reduction of 520 FTEs in India due to sales efficiency improvements, exceeding the announced reduction of 800 FTEs. Additionally, the integration of the Dutch retail activities resulted in the reduction of 646 FTEs during the first half of 2009.
The addition to loan loss provisions was EUR 205 million, versus EUR 66 million in the second quarter of 2008. Provisions increased across the board reflecting the impact of the deepening recession, especially in the SME and mid-corporate segments in the Benelux. In the Netherlands, risk costs also reflect lower house prices, while delinquencies were stable.
ING Direct
ING Direct posted an underlying loss before tax of EUR -175 million. Interest and commission income grew strongly in the quarter, but could not compensate for impairments on the investment portfolio and a rise in risk costs.
Net production of client balances was EUR 1.2 billion. Funds entrusted declined by EUR 2.5 billion, mainly attributable to outflows in Germany due to the lower client savings rate. Own-originated mortgages grew by EUR 3.3 billion. Mortgage lending production remained modest in all countries, and margins on new lending increased. Assets under management grew by EUR 1.1 billion, driven by positive market performance and a EUR 0.2 billion net inflow.
Income fell 34.6% from the second quarter last year. In the current quarter, income includes EUR -361 million of impairments on the investment portfolio. Of the total impairments, EUR -293 million related to the 20% of the Alt-A portfolio retained by ING. Excluding impairments, income was 21% higher than the second quarter of 2008. The interest result rose 33.7%, reflecting improved margins and the growth in client balances. The interest margin rose to 1.14% from 0.93% in the same quarter last year and 0.98% in the first quarter of 2009.
Operating expenses were 2.4% higher than the same quarter last year, and 4.4% higher than the first quarter of 2009. The 2.4% increase was due to EUR 8 million in currency translation effects and a EUR 63 million increase in deposit insurance premiums, of which EUR 29 million related to a special one-time FDIC assessment in the US. Excluding deposit insurance premiums and currency effects, expenses fell 15% from the second quarter of 2008, reflecting lower staff costs and marketing expenses and lower upfront costs for mortgage production. Of the targeted headcount reduction of 600 FTEs, 524 were completed by the end of June.
The addition to the provision for loan losses rose to EUR 170 million, primarily due to a higher rate of delinquencies and loss severities in the US mortgage market. In the US, ING Direct’s non-performing loans rose to 4.1% from 3.7% at the end of March 2009. The portfolio continues to perform better than the benchmark of prime adjustable-rate mortgages.
Commercial Banking
Commercial Banking’s underlying result before tax was EUR -148 million, driven by an underlying loss before tax of EUR -580 million at ING Real Estate. Excluding ING Real Estate, Commercial Banking generated a profit before tax of EUR 432 million. Results in Financial Markets were resilient, supported by client-driven activity, favourable market opportunities and increased credit spreads. Interest margins for General Lending and Structured Finance products continued to increase. However, this positive momentum was more than offset by negative revaluations and impairments on real estate, and higher risk costs.
Retail Banking — Underlying Result Before Tax (in EUR million)
ING Direct — Underlying Result Before Tax (in EUR million)
Commercial Banking — Underlying Result Before Tax (in EUR million)
Income fell 15.9% from the second quarter of 2008. Higher lending margins and strong Financial Markets results in interest rate related products drove interest income up 36.7%. Nevertheless, this could not compensate for EUR -493 million of revaluations on real estate and EUR 56 million of impairments on completed real estate development projects held for sale. Of the total amount of fair value changes, EUR -251 million related to the Summit portfolio of Canadian industrial properties. The impact on underlying net profit was tempered by the fact that this portfolio is not fully owned by ING Real Estate, and therefore a 41% deduction of Summit’s underlying results after tax is reflected in minority interests. Other impairments, fair value changes and market impacts affecting income were EUR -79 million.
Expenses declined 4.9% from the second quarter of 2008, despite EUR 54 million of impairments on development projects. Excluding these impairments, expenses fell 12.7%, reflecting the impact of headcount reductions, other cost-containment measures and lower performance-related staff costs. Compared with the first quarter of 2009, which contained EUR 22 million of impairments on real estate developments, recurring costs were down 3.8%. By the end of June, 1,115 FTEs had been reduced out of 1,400 announced reductions.
Risk costs in the second quarter were EUR 478 million, or the equivalent of 131 basis points of average credit risk-weighted assets. In the first quarter of 2009, risk costs were EUR 280 million, or 76 basis points of average credit-risk weighted assets. Risk costs in the current quarter were largely driven by a small number of files in the Leveraged Finance portfolio, and to a lesser extent by a handful of specific files in General Lending in the Netherlands and Continental Western Europe.
Banking Corporate Line
The Corporate Line Banking reported an underlying result before tax of EUR -307 million, primarily attributable to lower income on FX-hedges, the negative impact of fair value changes on part of ING’s own Tier 2 debt, and higher financing, solvency and liquidity costs.

INSURANCE
Insurance: Key Figures

	Total
In EUR million	2Q2009	2Q2008	Change	1Q2009	Change	1H2009	1H2008	Change

Gross premium income	7,269	9,360	-22.3%	8,914	-18.5%	16,183	20,104	-19.5%
Total investment and other income	-400	1,874	-121.3%	1,786	-122.4%	1,386	4,732	-70.7%
Operating expenses	993	1,068	-7.0%	1,032	-3.8%	2,024	2,159	-6.3%

Underlying result before tax	278	1,043	-73.3%	-979	n.a.	-701	1,732	-140.5%

New business figures
Value of new business	149	235	-36.6%	120	24.2%	269	517	-48.0%
Internal rate of return (YTD)	12.7%	14.8%		11.7%		12.7%	14.8%
Single premiums	3,663	7,046	-48.0%	3,977	-7.9%	7,640	13,649	-44.0%
Annual premiums	741	869	-14.7%	878	-15.6%	1,619	1,968	-17.7%
New sales (APE)	1,107	1,574	-29.7%	1,276	-13.2%	2,383	3,333	-28.5%
Staff (FTEs end of period, adjusted for divestments)	39,064	42,046	-7.1%	40,340	-3.2%	39,064	42,046	-7.1%

Results improve despite losses on hedge positions
The underlying result before tax for Insurance was EUR 278 million. Equity market gains and narrower credit spreads contributed to an improvement in results, boosting unit-linked product balances and leading to positive DAC unlocking of EUR 176 million. Favourable claims experience in the US, effective cost-containment initiatives and lower sales-related expenses also supported results. However, these positive factors were more than offset by EUR -764 million of negative fair value changes on EUR 8.9 billion notional of equity hedges due to the uptick in equity indices, as well as EUR -91 million of negative fair value changes on real estate.
Insurance continued to focus on active de-risking during the quarter. Hedges were closely monitored and kept in place to hedge direct equity investments and protect regulatory capital. The US developed plans for a new de-risked variable annuity product and SPVA product sales were discontinued in Japan on 31 July.
Sales (APE) declined 29.7%, or 33.2% on a constant currency basis, as consumer demand for investment-oriented products was dampened, and in the US and Japan management action was taken to reduce variable annuity sales. Sales in Europe were flat as lower sales in Central & Rest of Europe were offset by higher sales in the Benelux.
The value of new business (VNB) fell 36.6% from lower sales and margin pressure, especially on variable annuity products due to the higher expected cost of benefit guarantees related to lower interest rates and higher equity volatility.
In line with lower sales, gross premium income was down 22.3%, or 28.3% excluding currency effects.
Commission income was up 2.3%, or 1.0% on a constant currency basis, following increases in Europe and the Americas, as the inclusion of CitiStreet more than offset the impact of lower asset balances in the US.
Investment and other income fell to EUR -400 million. This was mainly the result of negative fair value changes on equity derivatives (largely offset in underwriting expenditure), lower capital gains on equity securities (net of impairments) and negative revaluations on real estate investments.
Operating expenses declined 7.0%, or 11.4% excluding the impact of currency movements and CitiStreet. All business lines contributed to the decline through effective cost-containment measures. Sales-related expenses were down due to lower production. Compared with the first quarter of 2009, operating expenses decreased 3.8%, driven by a decline in Europe. By the end of June 2009, Insurance had reduced 5,134 FTEs, exceeding the planned reduction of 4,200 positions for 2009.
Insurance Europe
Given the difficult operating environment, Insurance Europe continued to focus on de-risking, capital preservation, and improving efficiency.
Reduced credit spreads and balance sheet de-risking measures contributed to an improvement in Insurance Europe’s capital position, leading to a EUR 630 million capital upstream to ING Insurance.
Two initiatives were announced in the quarter which will improve operational performance going forward: the integration of the Dutch insurance operations into one organisation under the Nationale-Nederlanden brand, and the creation of a single operating model in Central & Rest of Europe. Additionally, in line with ING’s strategy of focusing on its core businesses, ING announced the sale of its non-state pension fund in Russia to Aviva.

Insurance: Business Lines

	Europe			Americas			Asia/Pacific
In EUR million	2Q2009	2Q2008	Change	2Q2009	2Q2008	Change	2Q2009	2Q2008	Change

Gross premium income	2,166	2,366	-8.5%	3,413	4,762	-28.3%	1,684	2,227	-24.4%
Total investment and other income	204	1,039	-80.4%	-191	661	-128.9%	-38	-112
Operating expenses	359	451	-20.4%	424	404	5.0%	186	208	-10.6%

Underlying result before tax	134	397	-66.2%	256	260	-1.5%	201	124	62.1%

New business figures
Value of new business	55	89	-38.2%	55	84	-34.5%	39	61	-36.1%
Internal rate of return (YTD)	16.1%	18.1%		11.4%	13.5%		12.9%	15.0%
Single premiums	621	765	-18.8%	2,015	4,668	-56.8%	1,027	1,613	-36.3%
Annual premiums	172	174	-1.1%	345	386	-10.6%	223	309	-27.8%
New sales (APE)	234	250	-6.4%	547	853	-35.9%	326	471	-30.8%
Staff (FTEs end of period, adjusted for divestments)	13,704	14,297	-4.1%	17,030	18,946	-10.1%	8,269	8,753	-5.5%

Insurance Europe’s life sales (APE) were 6.4% lower than the same quarter last year, but flat on a constant currency basis. APE rose in the Netherlands due to higher sales in the group pension business following the renewal of a large contract. In Belgium, life sales were up slightly following the introduction of a variable annuity product in February. Meanwhile, sales in Central & Rest of Europe fell despite the APE contribution by the recently acquired Turkish pension fund.
Gross premium income was down 8.5% from lower sales in all countries except for Belgium, as well as from negative currency effects.
Investment and other income dropped 80.4%. The majority of this decline was due to EUR -529 million in negative revaluations of non-trading derivatives, which resulted from the recovery in equity markets and steepening yield curves. These derivatives are mainly equity index options to hedge ING’s equity investments, and derivatives to hedge guarantees on separate account pension contracts. Also contributing to the decline in investment and other income were higher negative revaluations on real estate investments and lower income from dividends and fixed income investments.
Insurance Europe — Underlying Result Before Tax (in EUR million)
Insurance Americas — Underlying Result Before Tax (in EUR million)
Insurance Asia/Pacific — Underlying Result Before Tax (in EUR million)
Operating expenses were 20.4% lower than the same quarter last year and 10.3% lower than the first quarter of 2009. The reduction was driven by ongoing cost-containment measures, a change in the allocation of group overhead (offset in the Corporate Line) and a release from employee benefits provisions in the Netherlands. Expenses in the current quarter exclude a pre-tax provision of EUR 43 million related to restructuring initiatives. By the end of June, headcount had been reduced by 736 positions out of a 2009 target of 1,100 FTEs.
The value of new business (VNB) fell 38.2% from the second quarter of 2008. VNB was lower in the Netherlands and almost all Central European countries. Lower exchange rates for Central European currencies contributed to the decline.
Insurance Americas
Improvements in economic and financial market conditions contributed to a recovery in Insurance Americas’ results. However, sales of investment-related products remained weak. Conversely, sales of products without equity risk grew strongly. Overall sales were down 35.9% from the second quarter of 2008, and 26.1% from the first quarter of 2009.
De-risking measures continued to be actively executed during the quarter. Plans for a new de-risked US variable annuity product were developed. This new product will reduce the impact of volatility on regulatory capital through a better risk profile.
As of 30 June, ING held a hedge position of EUR 5.0 billion notional to mitigate the adverse impact of declining equity markets. Given the improvement in the S&P 500 during the quarter, this hedge position had a negative result of EUR -346 million.
Underlying result before tax was EUR 256 million. This was an improvement from the first-quarter 2009 loss, and in line with the results in the second quarter of 2008.
Gross premium income was 28.3% lower than the same quarter last year, reflecting substantially lower variable annuity sales.
Investment and other income was EUR -191 million, down substantially from both the second quarter of 2008 and the first quarter of 2009. Realised gains and fair value changes were EUR -1.2 billion, driven by the losses on the EUR 5.0 billion notional short-term equity hedge and on the long-term hedges related to variable annuity guarantees, which resulted from the 15% increase in the S&P 500 index during the quarter. These losses were largely offset by favourable developments in the variable annuity guaranteed benefit reserves, DAC amortisation and DAC unlocking, which are reflected in underwriting expenditure.
Operating expenses rose 5.0% from the second quarter of 2008, but were down 5.6% excluding currency effects. Expenses in the current quarter include expenses from CitiStreet (now known as ING Institutional Plan Services), which ING acquired in July 2008. Excluding these expenses and currency effects, expenses were down 19%, reflecting lower staff costs, a decline in incentive compensation and lower integration costs in Latin America. Headcount was down by 455 FTEs in the quarter, bringing the total FTE reduction to 3,746 positions and topping an announced reduction of 2,400. Reductions over the target were largely related to commission-based sales staff in Latin America.
The value of new business (VNB) fell 34.5% due to lower margins and sales in the US and lower production in Latin America.
Insurance Asia/Pacific
During the quarter, Insurance Asia/Pacific made good progress in managing costs and capital. This contributed to a return to profitability versus the first quarter of 2009, and an improvement in results compared with the second quarter of 2008.
Asia/Pacific enforced actions to minimise capital consumption and improve efficiency. The balance sheet was de-risked and active monitoring of statutory solvency margins continued. These initiatives resulted in the upstream of EUR 125 million to ING Insurance during the quarter.
Although major equity indices within Asia/Pacific achieved double-digit gains in the quarter, investment-linked product sales remained under pressure as consumers favoured traditional savings products or those offering capital guarantees. New sales were on par with the first quarter of 2009 despite the scheduled discontinuation of SPVA products in Japan. COLI sales were stable and ING Life Japan maintained its market position in this business. However, Asia/Pacific’s overall sales fell 30.8% from the second quarter of last year, primarily due to lower investment-linked sales in South Korea and lower SPVA sales in Japan.
Underlying result before tax was up 62.1% from the second quarter of 2008. In the first quarter of 2009 Asia/Pacific had recorded a loss of EUR -149 million. The increase in underlying results compared with the second quarter of 2008 was primarily attributable to an improvement in Japan’s SPVA result. Partly offsetting this were lower profits in Australia and New Zealand.
Gross premium income was 24.4% lower than the second quarter of 2008. Premium income rose in Australia, New Zealand and Malaysia, but was lower in both South Korea and Japan.
Investment and other income was EUR -38 million, primarily due to fair value changes on the derivatives used to hedge Japan’s SPVA guaranteed benefits, which were more than offset in underwriting expenditure.
Operating expenses declined 10.6%, or 12.3% excluding currency effects from the second quarter of 2008. Asia/Pacific has already achieved 89% of its targeted EUR 75 million cost reduction for 2009. FTEs declined by 652 positions, representing 93% of the announced reduction. In conjunction with the cessation of the SPVA business in Japan, headcount is expected to decrease by an additional 200 FTEs.
The value of new business (VNB) fell 36.1% from the second quarter of 2008 due to negative VNB generated by SPVA products in Japan and lower sales in South Korea. However, VNB was up 21.9% from the first quarter of 2009 thanks to increases in Australia, Malaysia and Hong Kong.
Insurance Corporate Line
The Corporate Line Insurance recorded an underlying loss before tax of EUR -312 million. The loss was mainly driven by negative fair value changes on derivatives used to hedge ING’s equity portfolio and interest payments on hybrids and core debt.

BALANCE SHEET
Key consolidated balance sheet figures

In EUR million	30-Jun-09	31-Mar-09	Change

Financial assets at fair value through P&L	238,852	255,586	-6.5%
Investments	207,518	214,225	-3.1%
Loans and advances to customers	589,439	641,075	-8.1%
Other assets	152,112	160,950	-5.4%

Total assets	1,187,921	1,271,836	-6.6%

Shareholders’ equity	22,276	19,370	15.0%
Minority interests	1,075	1,137	-5.5%
Non-voting equity securities	10,000	10,000

Total equity	33,351	30,507	9.3%

Insurance and investment contracts	238,015	236,386	0.7%
Amounts due to banks	104,135	123,538	-15.7%
Customer deposits/other funds on deposit	461,796	516,629	-10.6%
Financial liabilities at fair value through P&L	149,305	164,353	-9.2%
Other liabilities	201,319	200,423	0.4%

Total liabilities	1,154,570	1,241,329	-6.9%

Total equity and liabilities	1,187,921	1,271,836	-6.6%

The reduction of ING Group’s balance sheet accelerated in the second quarter. Assets decreased by EUR 84 billion, or 7%, compared with the end of the first quarter of 2009. The decline was primarily attributable to ING Bank.
During the quarter the Bank balance sheet was reduced by EUR 85 billion, mainly due to the netting of corporate current account balances and lower balances in financial assets and liabilities that are recorded at fair value through the P&L. By the end of the quarter, ING Bank had reduced its balance sheet by EUR 164 billion, or 15%, compared with the end of September 2008, exceeding its target for a 10% reduction this year. As part of its ongoing de-leveraging and de-risking process, ING will continue to optimise and reduce its balance sheet during the remainder of 2009.
Shareholders’ equity rose by EUR 2.9 billion to EUR 22.3 billion. This was mainly due to EUR 3.8 billion of positive unrealised revaluations of debt securities and EUR 1.0 billion of positive unrealised revaluations on equity securities. These favourable impacts were partially offset by EUR -0.9 billion of negative deferred interest crediting to life policyholders, negative FX impacts of EUR -0.5 billion, and a EUR -0.6 billion change in the cash flow hedge reserve.
The revaluation reserve of debt securities improved by EUR 3.9 billion to EUR -7.9 billion at the end of June, and the revaluation reserve of equity securities increased by EUR 1.0 billion to EUR 2.5 billion.
CAPITAL MANAGEMENT
Key capital and leverage ratios

	30-Jun-09	31-Mar-09

Group debt/equity ratio	13.5%	13.5%
Bank Core Tier 1 ratio	7.3%	7.5%
Bank Tier 1 ratio	9.4%	9.7%
Insurance debt/equity ratio	12.4%	9.6%
Insurance capital coverage ratio	257%	252%

All of ING’s key capital and leverage ratios remained strong during the quarter.
ING Bank’s Tier 1 ratio declined from 9.7% to 9.4%. The Bank’s core Tier 1 ratio decreased from 7.5% to 7.3%, mainly due to a EUR 5.7 billion net increase in risk-weighted assets (RWA). The increase in RWA was driven by credit rating migration, which was partially offset by the reduction of the Bank’s balance sheet. The BIS capital ratio declined from 12.9% to 12.5%, also as a result of the increase in RWA.
The Group’s debt/equity ratio remained stable at 13.5%. The Insurance debt/equity ratio rose from 9.6% to 12.4%. Insurance adjusted equity was flat, but Insurance core debt rose by EUR 0.8 billion. ING Insurance injected EUR 1.4 billion of capital into its operating subsidiaries during the second quarter, which was only partially offset by EUR 0.8 billion in dividends received from subsidiaries.
ING completed two minor divestments in the second quarter: the sale of the non-state pension fund business in Russia and the annuity business in Argentina. On 31 July ING announced the sale of its annuity and mortgage businesses in Chile. The sale is expected to close in the fourth quarter of 2009 and will improve the debt/equity-ratio of ING Insurance by approximately 70 basis points.
Dividends
ING has decided not to pay an interim dividend on ordinary common shares over 2009. This decision was taken in view of ING’s operational results, its current capital ratios and the financial services industry’s ongoing discussion about required capital and leverage ratios.
As previously reported, since an interim dividend on ordinary common shares was paid in August 2008, the first short coupon on the core Tier 1 securities issued to the Dutch State was paid in May 2009. The impact of the EUR 425 million coupon payment was already fully included in ING Group’s shareholders’ equity and core debt at 31 December 2008.

RISK MANAGEMENT
Pre-tax P&L impact impairments, fair value changes, trading losses and other market impacts ING Group

EUR million	2Q2009	2Q2008	1Q2009

Debt securities impairments / fair value changes
Subprime RMBS	-49	-7	-76
Alt-A RMBS	-323	-35	-178
Prime RMBS	-21	0	0
Other ABS	-19	0	0
CDO/CLO	85	-12	-36
Monoliners	-58	-5	0
Other debt securities	-22	-18	-80

Equity securities impairments	-64	-334	-194
Equity capital gains	72	698	45
Hedges on direct equity exposure	-417	75	379
Hedges on indirect equity exposure	-346	0	66
DAC unlocking	176	32	-615

Real Estate revaluations / impairments	-694	-282	-383
Private equity revaluations	8	24	-145

Other market impact	259	147	-306

Total market impacts	-1,413	283	-1,523

Loan loss provisions Bank	-852	-234	-772

Total market volatility and risk costs	-2,265	50	-2,296

ING is taking de-risking measures to preserve shareholders’ equity and limit earnings volatility. Key measures in place to support both are the Illiquid Assets Back-up Facility with the Dutch State on the Alt-A RMBS portfolio and equity hedges on ING’s direct and indirect equity exposure.
ING’s exposure to asset-backed securities (ABS) declined to EUR 64.6 billion at 30 June 2009 from EUR 67 billion at the end of March. ING’s ABS portfolio mainly consists of US agency RMBS and European RMBS.
ABS in the Available-for-Sale (AFS) investment portfolio declined from EUR 39 billion at the end of the first quarter to EUR 29 billion at the end of June. This reduction was mainly caused by the reclassification of EUR 6.9 billion from AFS into Loans and Receivables and Held-to-Maturity accounting categories on 1 June 2009. These reclassifications recognise the original long-term investment objectives for these securities which primarily encompass European RMBS, and are aimed at insulating shareholders’ equity from volatile ABS markets.
Pre-tax impairments on asset-backed securities were EUR -412 million in the second quarter, of which EUR -323 million was attributable to the Alt-A RMBS portfolio. The remainder were impairments on Canadian ABCP and US prime and subprime RMBS.
The EUR -323 million impairment on Alt-A RMBS was triggered by EUR -108 million of estimated credit losses. The impairment comprises EUR -282 million of impairments on newly impaired bonds, which were triggered by EUR -51 million of estimated credit losses, and by EUR -41 million of re-impairments. The difference between the estimated credit loss and the impairment can be attributed to market and illiquidity factors. IFRS requires that any security with an estimated credit loss be impaired to its market price.
ING’s Alt-A RMBS portfolio declined from EUR 3.8 billion to EUR 3.1 billion in the second quarter, driven by prepayments and redemptions of underlying Alt-A mortgages. The market value declined to 57.4% of the purchase price, down from 62.8% at 31 March 2009. Delinquencies in ING’s Alt-A portfolio increased from 17.2% to 20.9% in the quarter.
ING’s subprime RMBS book stood at EUR 1.3 billion at the end of the second quarter. The market value of ING’s subprime RMBS decreased to 44.8% of the purchase price from 48.2% at 31 March 2009. ING recorded EUR -49 million of pre-tax impairments on subprime RMBS in the quarter.
ING’s CDO/CLO portfolio was EUR 4.3 billion at the end of the second quarter. The CDOs in ING’s portfolio generally reference investment-grade corporate credit. Insurance Americas recorded a EUR 85 million positive fair value adjustment through the P&L on (synthetic) CDOs, driven by corporate credit spread tightening in the second quarter. In Commercial Banking, the credit rating downgrade of one monoline insurer triggered a EUR -58 million writedown on two credit default swaps.
The commercial mortgage-backed securities (CMBS) portfolio had a market value of EUR 7.7 billion. ING’s CMBS portfolio was fair valued at 74%, up from 69% at the end of the first quarter. The majority of this exposure remains senior AAA tranches with significant credit enhancement although performance indicators have deteriorated. There have been no impairments on ING’s CMBS portfolio to date.
Concerning other debt securities, ING incurred EUR 22 million of pre-tax impairments on its corporate bond portfolio in the second quarter. These impairments were mainly in Insurance US.
A decline in credit spreads resulted in fair value changes on part of ING Bank’s own Tier 2 debt, which had a negative pre-tax impact of EUR -168 million on the P&L. This is included within other market impact.
ING is exposed to equity risk directly through its AFS equity portfolio and indirectly through equity-related DAC unlocking in Insurance. Favourable stock market performance in the second quarter led to EUR 176 million of positive equity-related DAC unlocking in the US insurance business. However, temporary hedges (short S&P futures) to protect the Insurance US regulatory capital position had a negative impact of EUR -346 million.
ING’s listed equity portfolio increased by EUR 0.5 billion to EUR 5.5 billion at 30 June 2009. ING holds put options on the Eurostoxx 50 to hedge ING Insurance’s listed equity portfolio. The total nominal hedged amount was EUR 3.9 billion at the end of the second quarter. The impact of these hedges on the P&L was a loss of EUR -417 million. Despite rising equity markets, impairments on equity securities were EUR -64 million in the second quarter as the market value for several securities remained below the purchase value for more than six months, triggering the impairment.
ING Insurance has EUR 1.7 billion in private equity and alternative investments. In the second quarter the positive pre-tax revaluations, which are taken through the P&L, were EUR 8 million.
ING’s direct real estate exposure at 30 June 2009 was EUR 14.9 billion, of which EUR 8.8 billion is subject to revaluation through the P&L. In the second quarter, ING recorded a EUR -584 million pre-tax negative revaluation through the P&L on this portfolio, of which EUR -91 million was in Insurance and EUR -251 million related to the Summit portfolio of Canadian industrial properties. As ING Real Estate does not fully own this portfolio, 41% of Summit’s after-tax net results, which includes fair value changes, is deducted in minority interests. The negative revaluations were concentrated in Canada and to a smaller extent in the US. EUR 0.1 billion of real estate in Canada was sold during the quarter. Separately, ING recorded EUR 110 million of pre-tax impairments on real estate development projects.
Provisions for loan losses continued to increase in the second quarter to reflect the deteriorating economic conditions. Total net additions to loan loss provisions were EUR 852 million, compared with EUR 772 million in the first quarter. This translates into (annualised) 118 basis points of average credit risk-weighted assets (CRWA) versus 108 basis points in the first quarter of 2009. The majority of the additions to loan loss provisions were made in Commercial Banking. Risk costs in Retail Banking were lower than the first quarter of 2009, and were relatively flat at ING Direct. The economic outlook points to elevated levels of risk costs in the coming quarters of around the level of the first half of 2009.
ING Bank’s coverage ratio of loan loss provisions over provisioned loans was 33% at 30 June 2009 as the proportion of collateralised lending in ING Bank’s loan book is relatively high.
Risk-weighted assets (RWA) rose by EUR 5.7 billion to EUR 345.1 billion in the second quarter. Credit rating migration generated EUR 11 billion of RWA, including EUR 6 billion in the loan book and EUR 5 billion in the Bank’s ABS portfolio, following downgrades of securities in the second quarter. The adverse impact of credit rating migration was partially offset by management actions that included reviewing loan deal structures, enhancing collateral and not reinvesting proceeds from maturing ABS at ING Bank. The balance sheet reduction reduced RWA by EUR 4 billion, while a lower Value-at-Risk in the trading book reduced market risk-weighted assets by EUR 2.5 billion. Currency effects lowered RWA by EUR 3 billion.
Of the EUR 5 billion RWA increase that was driven by ABS rating downgrades, EUR 3.2 billion was due to ING Direct’s Alt-A RMBS portfolio. As of the second quarter of 2009, ING Direct’s Alt-A book is treated as a loan portfolio and is not subject to the convex RWA treatment for ABS securities. This results in a 240% RWA weighting on Alt-A RMBS, which added EUR 1.8 billion of RWA in the second quarter.

APPENDICES

Appendix 1:	Key Figures per Quarter
Appendix 2:	Banking P&L by Business Line
Appendix 3:	Insurance P&L by Business Line
Appendix 4:	ING Group Consolidated Balance Sheet
Appendix 5:	Underlying Result Before Tax Excluding Market Volatility and Risk Costs 2Q2009
Additional information is available in the following documents published at www.ing.com
- ING Group Quarterly Report
- ING Group Statistical Supplement
- ING Group Historical Trend Data
- Analyst Presentation
- US Statistical Supplement
- Condensed consolidated interim accounts for the period ended 30 June 2009 for ING Group, ING Bank and ING Insurance
ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).
In preparing the financial information in this press release, the same accounting principles are applied as in the 2008 ING Group Annual Accounts. All figures in this press release are unaudited. Small differences are possible in the tables due to rounding.
Certain of the statements contained in this release are statements of future expectations and other forward looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

APPENDIX 1: KEY FIGURES PER QUARTER
ING Group: Key Figures per Quarter

In EUR million	2Q2009	1Q2009	4Q2008	3Q2008	2Q2008	1Q2008

Underlying result before tax
Retail Banking	426	139	75	420	558	638
ING Direct	-175	44	-1,411	-47	179	155
Commercial Banking	-148	506	-366	40	365	570
Corporate line Banking	-307	9	-139	-629	-2	43

Underlying result before tax from Banking	-204	698	-1,841	-216	1,101	1,406

Insurance Europe	134	-75	-186	101	397	339
Insurance Americas	256	-510	-1,075	-316	260	211
Insurance Asia/Pacific	201	-149	-209	19	124	182
Corporate line Insurance	-312	-245	-999	-300	262	-43

Underlying result before tax from Insurance	278	-979	-2,469	-496	1,042	690

Underlying result before tax	74	-281	-4,310	-712	2,144	2,095

Taxation	-71	44	-1,203	-142	302	509
Minority interests	-83	-21	-34	-2	-45	20

Underlying net result	229	-305	-3,074	-568	1,887	1,565

Net gains/losses on divestments	8	-56	-217	178	2	45
Net result from divested units	-6	5	-288	-13	60	23
Special items after tax	-161	-438	-132	-74	-28	-94

Net result	71	-793	-3,711	-478	1,920	1,540

Result per share (in EUR)	0.03	-0.39	-1.82	-0.22	0.94	0.74

APPENDIX 2: BANKING P&L BY BUSINESS LINE
Banking: Profit & Loss Account

	Total Banking			Retail Banking			ING Direct			Commercial Banking			Corporate Line
In EUR million	2Q2009	2Q2008	Change	2Q2009	2Q2008	Change	2Q2009	2Q2008	Change	2Q2009	2Q2008	Change	2Q2009	2Q2008

Interest result	3,182	2,666	19.4%	1,412	1,368	3.2%	813	608	33.7%	1,020	746	36.7%	-62	-55
Commission income	665	753	-11.7%	332	408	-18.6%	44	10	340.0%	289	335	-13.7%	-1
Investment income	-602	-185		11	10	10.0%	-351	-14		-270	-88		8	-93
Other income	-284	530	-153.6%	60	152	-60.5%	-80	46	-273.9%	-48	186	-125.8%	-216	146

Total underlying income	2,961	3,765	-21.4%	1,815	1,939	-6.4%	425	650	-34.6%	991	1,178	-15.9%	-271	-2

Operating expenses	2,312	2,430	-4.9%	1,184	1,314	-9.9%	431	421	2.4%	661	695	-4.9%	36
Gross result	649	1,334	-51.3%	631	625	1.0%	-5	228	-102.2%	330	483	-31.7%	-307	-2
Addition to loan loss provision	852	234	264.1%	205	66	210.6%	170	50	240.0%	478	117	308.5%

Underlying result before tax	-204	1,101	-118.5%	426	558	-23.7%	-175	179	-197.8%	-148	365	-140.5%	-307	-2

of which Commercial Banking excluding ING Real Estate										432	509	-15.1%
of which ING Real Estate										-580	-143
Taxation	-93	249	-137.3%	103	114	-9.6%	-89	65	-236.9%	-29	106	-127.4%	-79	-36
Minority interests	-86	-45		6	13	-53.8%		2	-100.0%	-92	-60

Underlying net result	-25	897	-102.8%	317	431	-26.5%	-86	111	-177.5%	-28	320	-108.8%	-228	34

Net gains/losses on divestments
Net result from divested units
Special items after tax	-93	-28		-57	-28		-5			-31

Net result from Banking	-118	869	-113.6%	260	403	-35.5%	-91	111	-182.0%	-59	320	-118.4%	-228	34

Key Figures
Underlying cost/income ratio	78.1%	64.6%		65.2%	67.8%		101.2%	64.8%		66.7%	59.0%		n.a.	n.a.
Underlying cost/income ratio excl. ING Real Estate	64.9%	61.4%								37.0%	48.7%
Risk costs in bp of average CRWA	118	36		100	36		117	47		131	32
Risk-weighted assets (end of period)	345,068	322,582	7.0%	98,577	91,261	8.0%	70,385	50,293	39.9%	172,325	178,951	-3.7%	3,781	2,077
Underlying RAROC before tax	3.7%	20.2%		28.9%	32.8%		-4.7%	25.4%		6.3%	14.0%		n.a.	n.a.
Underlying RAROC after tax	3.0%	15.7%		21.6%	26.4%		-0.4%	16.0%		3.9%	9.9%		n.a.	n.a.
Economic Capital (average over period)	22,647	18,818	20.3%	6,527	6,083	7.3%	3,957	3,222	22.8%	9,728	9,020	7.8%	2,435	493
Staff (FTEs end of period)	72,137	73,393	-1.7%	48,017	48,883	-1.8%	9,521	9,094	4.7%	14,600	15,416	-5.3%

APPENDIX 3: INSURANCE P&L BY BUSINESS LINE
Insurance: Profit & Loss Account

	Total Insurance			Insurance Europe			Insurance Americas			Insurance Asia/Pacific			Corporate Line
In EUR million	2Q2009	2Q2008	Change	2Q2009	2Q2008	Change	2Q2009	2Q2008	Change	2Q2009	2Q2008	Change	2Q2009	2Q2008

Gross premium income	7,269	9,360	-22.3%	2,166	2,366	-8.5%	3,413	4,762	-28.3%	1,684	2,227	-24.4%	6	5
Commission income	496	485	2.3%	121	127	-4.7%	300	271	10.7%	73	86	-15.1%	2	-1
Direct investment income	2,184	2,084	4.8%	863	1,083	-20.3%	1,005	847	18.7%	361	350	3.1%	-45	-198
Realised gains and fair value changes	-2,584	-210		-659	-44		-1,197	-185		-398	-462		-330	481
Total investment and other income	-400	1,874	-121.3%	204	1,039	-80.4%	-191	661	-128.9%	-38	-112		-375	286

Total underlying income	7,365	11,719	-37.2%	2,491	3,532	-29.5%	3,521	5,695	-38.2%	1,720	2,201	-21.9%	-367	291

Underwriting expenditure	5,816	9,312	-37.5%	1,918	2,581	-25.7%	2,786	5,009	-44.4%	1,104	1,725	-36.0%	8	-3
Operating expenses	993	1,068	-7.0%	359	451	-20.4%	424	404	5.0%	186	208	-10.6%	24	5
Other interest expenses	259	279	-7.2%	81	100	-19.0%	55	22	150.0%	229	144	59.0%	-106	13
Impairments	18	17	5.9%		3	-100.0%							18	14

Total underlying expenditure	7,087	10,677	-33.6%	2,358	3,135	-24.8%	3,265	5,435	-39.9%	1,519	2,077	-26.9%	-55	30

Underlying result before tax	278	1,043	-73.3%	134	397	-66.2%	256	260	-1.5%	201	124	62.1%	-313	262

Taxation	22	53	-58.5%	8	31	-74.2%	67	45	48.9%	46	33	39.4%	-99	-56
Minority interests	3	1	200.0%	4	-4		2	1	100.0%	1	6	-83.3%	-4	-2

Underlying net result	254	989	-74.3%	121	370	-67.3%	187	213	-12.2%	154	86	79.1%	-208	320

Net gains/losses on divestments	8	2		3			-8						13	2
Net result from divested units	-6	60					-6	69			-8
Special items after tax	-68			-33			-8			-26

Net result from Insurance	189	1,051	-82.0%	92	370	-75.1%	166	282	-41.1%	127	78	62.8%	-196	321

New business figures
Value of new business	149	235	-36.6%	55	89	-38.2%	55	84	-34.5%	39	61	-36.1%
Internal rate of return	12.7%	14.8%		16.1%	18.1%		11.4%	13.5%		12.9%	15.0%
Single premiums	3,663	7,046	-48.0%	621	765	-18.8%	2,015	4,668	-56.8%	1,027	1,613	-36.3%
Annual premiums	741	869	-14.7%	172	174	-1.1%	345	386	-10.6%	223	309	-27.8%
New sales (APE)	1,107	1,574	-29.7%	234	250	-6.4%	547	853	-35.9%	326	471	-30.8%

Other key figures
Client balances (in EUR billion)	391	423	-7.6%	125	131	-4.6%	180	191	-5.8%	85	101	-15.8%
Staff (FTEs end of period, adjusted for divestments)	39,064	42,046	-7.1%	13,704	14,297	-4.1%	17,030	18,946	-10.1%	8,269	8,753	-5.5%	62	50

APPENDIX 4: ING GROUP CONSOLIDATED BALANCE SHEET
ING Group: Consolidated Balance Sheet

	ING Group		ING Bank NV		ING Verzekeringen NV		Holdings/Eliminations
in EUR million	30 Jun. 09	31 Mar. 09	30 Jun. 09	31 Mar. 09	30 Jun. 09	31 Mar. 09	30 Jun. 09	31 Mar. 09

Cash and balances with central banks	20,794	19,696	17,222	15,811	11,245	11,426	-7,673	-7,540
Amounts due from banks	51,355	57,011	51,355	57,011
Financial assets at fair value through P&L	238,852	255,586	133,313	155,251	106,231	101,072	-693	-737
Investments	207,518	214,225	105,893	107,875	101,624	106,350
Loans and advances to customers	589,439	641,075	561,249	616,958	30,924	30,423	-2,734	-6,306
Reinsurance contracts	5,656	5,729			5,656	5,729
Investments in associates	3,946	4,064	1,559	1,709	2,567	2,539	-181	-184
Real estate investments	4,141	4,228	2,709	2,803	1,140	1,128	292	298
Property and equipment	6,368	6,386	5,776	5,758	592	629
Intangible assets	6,594	6,822	2,441	2,443	4,384	4,614	-231	-235
Deferred acquisition costs	11,393	11,615			11,393	11,615
Other assets	41,866	45,400	30,454	31,714	11,285	13,575	127	111

Total assets	1,187,921	1,271,836	911,972	997,331	287,041	289,098	-11,092	-14,592

Shareholders’ equity	22,276	19,370	27,653	26,475	12,203	10,451	-17,580	-17,556
Minority interests	1,075	1,137	1,150	1,236	74	74	-149	-173
Non-voting equity securities	10,000	10,000					10,000	10,000

Total equity	33,351	30,507	28,803	27,711	12,277	10,525	-7,729	-7,729

Subordinated loans	10,238	10,619	20,929	21,466	6,868	7,101	-17,560	-17,947
Debt securities in issue	122,891	114,131	111,265	102,441	4,094	4,132	7,532	7,558
Other borrowed funds	26,363	29,531			9,555	11,822	16,808	17,709
Insurance and investment contracts	238,015	236,386			238,015	236,386
Amounts due to banks	104,135	123,538	104,135	123,538
Customer deposits and other funds on deposits	461,796	516,629	471,368	530,609			-9,572	-13,980
Financial liabilities at fair value through P&L	149,305	164,353	146,350	160,447	3,547	4,617	-593	-711
Other liabilities	41,829	46,143	29,122	31,120	12,686	14,515	21	508

Total liabilities	1,154,570	1,241,329	883,169	969,621	274,764	278,573	-3,363	-6,864

Total equity and liabilities	1,187,921	1,271,836	911,972	997,331	287,041	289,098	-11,092	-14,592

APPENDIX 5: UNDERLYING RESULT BEFORE TAX EXCLUDING MARKET VOLATILITY AND RISK COSTS 2Q2009
Underlying result before tax excluding market volatility and risk costs 2Q2009

	Group	Banking					Insurance
			Retail		Commercial	Corporate					Corporate
in EUR million	Total	Total	Banking	ING Direct	Banking	Line	Total	Europe	Americas	Asia/Pacific	Line

Underlying result, excluding market volatility and risk costs	2,339	1,838	628	346	1,013	-148	501	352	257	108	-215

Debt securities impairments / fair value changes
Subprime RMBS	-49	-43		-28	-15		-6		-6
Alt-A RMBS	-323	-296		-293	-3		-27		-27
Prime RMBS	-21	-21		-21
Other ABS	-19	-19		-19
CDO/CLO	85						85		80	5
CDS with monoliner	-58	-58			-58
Other debt securities	-22	3			3		-25	-1	-26	2

Impairments and fair value changes on debt securities	-407	-434		-361	-73		27	-1	21	7

Equity securities impairments	-64	-7			-7		-57	-53			-5
Equity capital gains	72	1			1		71	22	2	9	37
Hedges on direct equity exposure	-417						-417	-213			-204
Hedges on indirect equity exposure	-346						-346		-346
DAC unlocking	176						176		176

Equity related impact	-579	-6			-6		-573	-244	-168	9	-172

Real Estate revaluations / impairments	-694	-603			-603		-91	-92		2
Private Equity revaluations	8						8	42	-36	2

Revaluations	-686	-603			-603		-83	-50	-36	4

Other market impact	259	-146	3	10	-1	-159	406	76	182	73	75

Total market impacts	-1,413	-1,189	3	-351	-683	-159	-223	-219	-1	93	-97

Loan loss provisions Bank	-852	-852	-205	-170	-478

Total market volatility and risk costs	-2,265	-2,042	-202	-521	-1,161	-159	-223	-219	-1	93	-97

Underlying result before tax	74	-204	426	-175	-148	-307	278	134	256	201	-312